UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                       DIGITAL COURIER TECHNOLOGIES, INC.
                       ----------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    253838106
                                    ---------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 9 Pages
                             Exhibit Index: Page 8

                                  SCHEDULE 13G

CUSIP No. 253838106                                            Page 2 of 9 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  BROWN SIMPSON PARTNERS I, LTD.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a.       [ ]
                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         7,492,500
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   7,492,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    7,492,500

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    9.99%

12       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13G

CUSIP No. 253838106                                            Page 3 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  BROWN SIMPSON ASSET MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a.       [ ]
                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         7,492,500
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   7,492,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    7,492,500

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    9.99%

12       Type of Reporting Person (See Instructions)

                  OO; IA

                                                               Page 4 of 9 Pages


Item 1(a)         Name of Issuer:

                  Digital Courier Technologies, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  348 East 6400 South, Suite 220, Salt Lake City, Utah

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Brown  Simpson   Partners  I,  Ltd.  ("Brown  Simpson
                           Partners I"); and

                  ii) Brown Simpson Asset Management, LLC ("Brown Simpson Asset Management").

                  Brown Simpson Asset Management serves as the investment manager to Brown Simpson Partners I. Each of Matthew C. Brown, Mitchell D. Kaye and James R. Simpson hold an ownership interest in Brown Simpson Asset Management.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business offices of Brown Simpson Partners I is Walkers Attorneys-at-Law, P.O. Box 265GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.

                  The address of the principal business offices of Brown Simpson Asset Management is Carnegie Hall Tower, 152 West 57th Street, 21st Floor, New York, New York 10019.

Item 2(c)         Citizenship:

                  (i) Brown Simpson Partners I is a Cayman Islands corporation; and

                  (ii) Brown Simpson Asset Management is a New York limited liability company.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.0001 Par Value (the "Shares").

Item 2(e)         CUSIP Number:

                  253838106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                               Page 5 of 9 Pages


Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2002, each of the Reporting Persons may be deemed the beneficial owner of 7,492,500 Shares held for the account of Brown Simpson Partners I. This number assumes the conversion of shares of preferred stock and the exercise of warrants held for the account of Brown Simpson Partners I.

Item 4(b)         Percent of Class:

               The number of Shares of which each of the Reporting Persons may be deemed the beneficial owner constitutes approximately 9.99% of the total number of Shares outstanding (assuming the conversion of derivative securities held for the account of Brown Simpson Partners I).

Item 4(c)         Number of shares as to which such person has:

     Brown Simpson Partners I
     ------------------------

     (i)    Sole power to vote or to direct the vote:                          0

     (ii)   Shared power to vote or to direct the vote:                7,492,500

     (iii)  Sole power to dispose or to direct the disposition of:             0

     (iv)   Shared power to dispose or to direct the disposition of:   7,492,500


     Brown Simpson Asset Management
     ------------------------------

     (i)    Sole power to vote or to direct the vote:                          0

     (ii)   Shared power to vote or to direct the vote:                7,492,500

     (iii)  Sole power to dispose or to direct the disposition of:             0

     (iv)   Shared power to dispose or to direct the disposition of:   7,492,500

Item 5.     Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership  of More than Five  Percent on Behalf of Another
                  Person:

                  The shareholders of Brown Simpson Partners I have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Brown Simpson Partners I in accordance with their ownership interests in Brown Simpson Partners I.

                                                               Page 6 of 9 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 9 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  January 28, 2003             BROWN SIMPSON PARTNERS I, LTD.




                                    By: /s/ Mitchell D. Kaye
                                        -------------------------
                                        Name:    Mitchell D. Kaye
                                        Title:   Managing Principal


Date:  January 28, 2003             BROWN SIMPSON ASSET MANAGEMENT, LLC


                                    By: /s/ Mitchell D. Kaye
                                        --------------------------
                                        Name:    Mitchell D. Kaye
                                        Title:   Managing Principal

                                                               Page 8 of 9 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                         -------



D.   Joint Filing Agreement, dated as of January 28, 2003, by and among  Brown  Simpson  Partners I, Ltd.,  and Brown  Simpson
     Asset Management, LLC.....................................................9

                                                               Page 9 of 9 Pages

                                    EXHIBIT D

                             JOINT FILING AGREEMENT


          The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Digital Courier Technologies, Inc., dated as of January 28, 2003, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  January 28, 2003               BROWN SIMPSON PARTNERS I, LTD.


                                      By:      /s/ Mitchell D. Kaye
                                               ---------------------------------
                                               Name: Mitchell D. Kaye
                                               Title: Managing Principal


Date:  January 28, 2003               BROWN SIMPSON ASSET MANAGEMENT, LLC


                                      By:      /s/ Mitchell D. Kaye
                                               ---------------------------------
                                               Name: Mitchell D. Kaye
                                               Title: Managing Principal